April 20, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Ms. Tia Jenkins, Senior Assistant Chief Accountant
Mr. Blaise Rhodes, Staff Accountant
Mr. Ethan Horowitz

Re:	NightHawk Radiology Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 8-K Filed February 17, 2010
File No. 000-51786

Ladies and Gentlemen:

NightHawk Radiology Holdings, Inc. (the “Company”) submits this letter in response to your letter of April 2, 2010, which sets forth comments of the Staff of the Securities and Exchange Commission (regarding the above-referenced filings) and the supplemental request made during the April 16, 2010 teleconference with Messrs Rhodes and Horowitz. In further response to Comment No. 1 of the Staff’s April 2, 2010 letter, the Company confirms that it will include a reconciliation table with respect to certain non-GAAP measures that is consistent with the tables sent forth in Exhibit A hereto.

Sincerely,

NIGHTHAWK RADIOLOGY HOLDINGS INC.

/s/ Paul Cartee
Paul E. Cartee
Senior Vice President and General Counsel

cc:	David M. Engert

David M. Sankaran

NightHawk Radiology Holdings Inc.

Patrick J. Schultheis

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Exhibit A

Form of Reconcillation

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NON-GAAP RECONCILIATIONS

(in thousands, except share data)

Reconciliation of Net Income (Loss) to Adjusted Net Income:

	Three Months Ended		Twelve Months Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Net income (loss)	$656	$2,657	$(48,144)	$9,442
Physician non-cash stock-based compensation, net of tax	107	102	441	1,041
Employee non-cash stock-based compensation, net of tax	16	693	2,071	4,131
Amortization of intangible assets, net of tax	1,059	1,175	4,434	4,646
IBNR medical malpractice loss reserves, net of tax	(132)	(203)	232	407
Effect of cancelled interest rate swap contracts, net of tax	410	—	2,088	—
Impact of ineffective swap contracts, net of tax	(122)	—	(181)	—
Goodwill impairment, net of tax	283	—	54,044	—
Restructuring charges, net of tax	—	—	29	434
Severance costs, net of tax	—	—	—	102
Fixed asset impairment, net of tax	—	—	—	196
Other tax-related adjustments	—	(358)	—	(358)

Adjusted net income	$2,277	$4,066	$15,014	$20,041

Reconciliation of Diluted earnings (loss) per share to Adjusted diluted earnings per share:

	Three Months Ended		Twelve Months Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Diluted earnings (loss) per share	$0.03	$0.09	$(1.89)	$0.31
Physician non-cash stock-based compensation, net of tax	0.01	0.01	0.02	0.04
Employee non-cash stock-based compensation, net of tax	0.00	0.02	0.08	0.14
Amortization of intangible assets, net of tax	0.04	0.04	0.17	0.15
IBNR medical malpractice loss reserves, net of tax	(0.01)	(0.01)	0.01	0.01
Effect of cancelled interest rate swap contracts, net of tax	0.02	—	0.08	—
Impact of ineffective swap contracts, net of tax	(0.00)	—	(0.01)	—
Goodwill impairment, net of tax	0.01	—	2.12	—
Restructuring charges, net of tax	—	—	0.00	0.01
Severance costs, net of tax	—	—	—	0.00
Fixed asset impairment, net of tax	—	—	—	0.01
Other tax-related adjustments	—	(0.01)	—	(0.01)

Adjusted diluted earnings per share	$0.09	$0.14	$0.58	$0.66

Weighted average diluted shares outstanding	24,574,278	29,516,571	26,066,784	30,561,942